
October 22, 2021

Kevin Chin
Chief Executive Officer
VivoPower International PLC
The Scalpel, 18th Floor, 52 Lime Street
London EC3M 7AF
United Kingdom

       Re: VivoPower International PLC
          Form 20-F for the Fiscal Year ended June 30, 2020
          Filed September 8, 2020
          File No. 001-37974

Dear Mr. Chin:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Energy & Transportation